Exhibit 1.01

Conflict Minerals Report of Gentherm Incorporated

This Conflict Minerals Report of Gentherm Incorporated (“Gentherm”, “we” or the “Company”) covers the reporting period from January 1 to December 31, 2015.  This report was prepared in accordance with Rule 13p-1 under the Securities Exchange Act of 1934.

Business Overview

The Company is a global technology and industry leader in the design, development, and manufacturing of innovative thermal management technologies. Our primary products, which provide thermal conditioning of seats, can be found on the vehicles of nearly all major automotive manufacturers.  We also use similar technologies on other products that provide thermal comfort or create power from thermal sources.

Due Diligence Framework and Overview

We undertook due diligence on the source and chain of custody of the tantalum, tin, tungsten, and gold (“Conflict Minerals” or “3TG”) we use when producing our products.  We designed our due diligence to conform to an internationally recognized due diligence framework, the Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition, and related supplements (“OECD Framework”).

The OECD Framework divides the entire mineral supply chain into upstream and downstream entities.  An upstream entity is within the minerals supply chain from the mine to the smelter or refiner and includes miners, local traders, and exporters from the country of mineral origin, international concentrate traders, mineral reprocessors, smelters and refiners.  A downstream entity is within the minerals supply chain from when the mineral leaves the smelter or refiner to when it arrives at the retailer and includes metal traders and exchanges, component manufacturers, product manufacturers, original equipment manufacturers, and retailers.

The Company is a downstream entity and is typically several tiers removed from the smelter or refiner and mineral origin.  We have limited visibility beyond our direct suppliers to entities within the supply chain.  Therefore, we rely principally on our direct suppliers to provide us with sourcing information.

We conduct a portion of our due diligence using tools and relying on information provided by the Conflict-Free Sourcing Initiative (“CFSI”), an industry group that works to address Conflict Minerals issues within supply chains.  One tool we use is the Conflict Minerals Reporting Template (“CMRT”), which facilitates the collection of information on the source of Conflict Minerals.  We also rely on information from the Conflict-Free Smelter Program, a voluntary initiative in which an independent third party audits the procurement activities of a smelter or refiner to determine, with reasonable confidence, that the minerals it processes originated from conflict-free sources.

Due Diligence Process

The OECD Framework provides a five-step framework for risk-based due diligence in the mineral supply chain.  Using this framework, we list below the actions we took to exercise due diligence on the sourcing of Conflict Minerals we used when manufacturing our products.

Step 1 - Establish strong company management systems

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Gentherm communicated to our suppliers and the public a formal company policy (“Conflict Minerals Policy”) concerning the use of Conflict Minerals which directly or indirectly finance or benefit armed groups in the Democratic Republic of Congo (“DRC”) or an adjoining country (collectively, the “Covered Countries”).

•	The Conflict Minerals Policy is publicly available on our corporate website (http://www.gentherm.com/en/page/about-us).
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The Company assembled a cross-functional internal team to implement our Conflict Minerals Policy, including representation from Purchasing, Engineering, Legal, Finance, IT, Internal Audit, and Sales/Program Management.

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The Company structured an internal management and support system (“Steering Committee”), made up of a cross section of senior management, which has oversight and ownership of the Conflict Minerals Policy. The Steering Committee meets quarterly to address current and future sustainability objectives and concerns. In addition, Gentherm maintained a Conflict Minerals working group that met regularly during the reporting period to address the implementation and progress of our due diligence efforts.

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The Company subscribed to a Conflict Minerals Platform (“iPoint”), an on-demand software solution which enables the Company to collect, manage, aggregate, validate, and report Conflict Minerals information, and meet the requirements of our customers and the regulations through an automated assessment of smelter list and overall CMRT completeness and accuracy.

•	The Company adopted CMRT as our primary means of collecting data from suppliers.

Step 2 - Identify and assess risks in the supply chain

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Gentherm has instituted Conflict Minerals reporting requirements as part of our suppliers’ contractual obligations through our onboarding process, and we have encouraged our suppliers to extend the same obligations to their supply base.

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The Company conducted a supply chain survey of our direct suppliers using iPoint and the CMRT to identify the smelters or refiners that provide us with Conflict Minerals. The Company also reviewed and obtained additional information on responses that were incomplete, unclear, or inconsistent.

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The Company monitored consistency between the 3TG reported as being necessary to the functionality or production of the Company’s products and the 3TG reported in the automotive industry’s International Material Data System (“IMDS”).

Step 3 - Design and implement a strategy to respond to identified risks

•	The Company reported findings of supply chain risk to the Steering Committee through quarterly meetings.
•	The Steering Committee implemented procedures to address suppliers who did not respond to initial requests. These procedures include follow-up request and phone calls.
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The Company adapted a Supplier Escalation Process in accordance with the Conflict Minerals Policy, with the intention to discontinue business with any supplier found to be purchasing 3TG which directly or indirectly finances or benefits armed groups in the in the Covered Countries

•	The Company reviewed submitted CMRT’s for completeness and reasonableness of responses.

Step 4 - Carry out independent third-party audits of suppliers due diligence practices

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The Company relied on the EICC/GeSI Conflict-Free Sourcing Program audits to validate its due diligence in conformance with the OECD Guidance. Gentherm worked with other resources to identify smelters in the supply chain and encouraged suppliers and customers to participate in the program through direct communication and smelter outreach communication.

Step 5 - Report annually on supply chain due diligence

•	The Company published our supply chain due diligence within our 2015 Form SD and Conflict Minerals Report on our website, http://www.gentherm.com/en/page/sec-filings.

RCOI and Due Diligence Measures Performed

The Company’s Reasonable Country of Origin Inquiry (“RCOI”) was designed to determine whether the Conflict Minerals, which are necessary to the functionality or production of a product manufactured (or contracted to be manufactured) by the Company, originated in the Covered Countries. The Company performed a good faith, risk-based, global scoping exercise to identify suppliers that were considered in-scope and subject to RCOI in the 2015 calendar year. Through communications with these suppliers, the Company attempted to identify smelters and refiners of Conflict Minerals that may be utilized in its products.

The Company’s RCOI and due diligence employed a combination of measures to determine whether the necessary Conflict Minerals in Gentherm’s products originated from the Covered Countries. For automotive-related products, the Company identified suppliers of commodity groups with high potential of containing Conflict Minerals using an industry-leading tool, the IMDS. In other cases, the materials supplies were analyzed by other means.  All identified Conflict Mineral suppliers were surveyed to ascertain for each of these Conflict Minerals (a) the smelter or refiner where it was processed, (b) its country of origin and (c) the mine or location of origin, using the Electronic Industry Citizenship Coalition and the Global e-Sustainability Initiative (“EICC/GeSI”) template.

The Company did not receive responses from all of its suppliers and, in some cases, responses were incomplete or did not appear to be accurate. Furthermore, the majority of our suppliers that did provide names of smelters/refiners and country of origin information, did so only on an entity-wide basis without distinguishing between 3TG purchased for goods supplied to Gentherm and 3TG purchased for other purposes. The Company received 487 responses to the 510 inquiries sent to its suppliers, a response rate of 95.5%. Of the 487 supplier responses, 270 suppliers (55.4% of respondents) stated they do not use Conflict Minerals, and 217 suppliers (44.6% of respondents) stated they use Conflict Minerals not from the Covered Countries. Because we did not receive full and complete responses from every supplier in every case, we were unable to determine the country of origin of Conflict Minerals for our products or whether such products were from recycled or scrap sources.

Due Diligence Enhancements

We plan to undertake the following steps during the next compliance periods to (1) determine the country of origin of the Conflict Minerals and the facilities used to mine and refine the Conflict Minerals used in, and necessary to, the functionality or production of our products and (2) further mitigate the risks that necessary Conflict Minerals contained in the Company’s products finance or benefit armed groups in the Democratic Republic of the Congo or an adjoining country:

•	Continue to strengthen our engagement with our suppliers regarding Conflict Minerals, including requiring CMRT information from in-scope suppliers and all new suppliers.
•	Continue to drive our suppliers to obtain current, accurate, and complete information from their supply chain about their smelters and refiners of Conflict Minerals.
•	Strengthen engagement with our direct suppliers with additional training and periodic communications.
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Increase our efforts to identify the number of smelters and refiners within our supply chain by evaluating the information received from our direct suppliers and comparing them with revised information published by the CFSI.

•	Consider transitioning business to direct suppliers that expressly state that they use smelters designated as “conflict-free”.
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Enhance participation with the Automotive Industry Action Group (AIAG), CFSI, and/or other relevant trade associations to define and improve best practices and build leverage over the supply chain in accordance with the OECD Framework.

•	Perform additional due diligence on a sample of direct suppliers to evaluate the general integrity of the responses received from all direct suppliers.